Filed pursuant to Rule 424(b)(7)
Registration No. 333-144193

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED JUNE 25, 2007)

3.0% Convertible Senior Notes due May 1, 2027
3.125% Convertible Senior Notes due May 1, 2027
and the Common Stock Issuable upon Conversion of the Notes

This Prospectus Supplement No. 3 supplements the prospectus, dated June 25, 2007, as supplemented by prospectus supplements dated July 13, 2007 and August 10, 2007, relating to the resale by selling securityholders of up to $1,000,000,000 aggregate principal amount of our 3.0% Convertible Senior Notes  (the “2027A Notes”) due May 1, 2027, up to $700,000,000 aggregate principal amount of our 3.125% Convertible Senior Notes (the “2027B Notes” and, together with the 2027A notes, the “notes”) due May 1, 2027, and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus and previous prospectus supplements, and is qualified by reference to the prospectus and previous prospectus supplements, except to the extent that the information presented herein supersedes the information contained in the prospectus or previous prospectus supplements.  This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “LLTC.”  On August 30, 2007, the last quoted sale price of our common stock was $33.98 per share.

Investing in the notes or our common stock involves risks.  See “Risk Factors” beginning on page 6 of the prospectus dated June 25, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, previous prospectus supplements, or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2007.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in April 2007 to Credit Suisse Securities (USA) LLC, the initial purchaser of the notes.  The initial purchaser resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A.  Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus supplement and the prospectus dated June 25, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus dated June 25, 2007, is updated and supplemented by adding the information below with respect to persons not previously listed in the prospectus or previous prospectus supplements and by superseding the information with respect to persons previously listed in the prospectus and previous prospectus supplements with the information set forth below.  The information is based on information provided to us by or on behalf of the selling securityholders on or before August 30, 2007, and we have not independently verified this information.  The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible.  Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales; the table below assumes that all selling securityholders will sell all of their notes or common stock, unless otherwise indicated.  In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $1,000,000,000 aggregate principal amount of our 2027A Notes and $700,000,000 aggregate principal amount of our 2027B Notes.  The number of shares of common stock that may be sold includes only shares of common stock into which the notes are initially convertible.  The conversion rate of the notes and the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances.  Accordingly, the number of shares of common stock into which the notes are convertible may change.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

3.00% Convertible Senior Notes Due May 1, 2027 –
Selling Securityholder Table

Name	Principal Amount at Maturity of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding (1)	Number of Shares of Common Stock that May be Sold (2)	Percentage of Common Stock Outstanding (3)
BPER International SICAV - Global Convertible Bond EUR	$1,650,000	*	33,000	*
Capital Ventures International	$12,000,000	1.20%	240,000	*
Deutsche Bank AG London	$5,000,000	*	100,000	*
Focused SICAV – Convert Global (EUR)	$25,000,000	2.5%	500,000	*
Goldman, Sachs & CO.	$30,500,000	3.05%	610,000	*
Investcorp Interlachen Multi-Strategy Master Fund Limited	$10,000,000	*	200,000	*
JABRE Capital Partners SA (32)	$4,750,000	*	95,000	*
JABRE Capital Partners SA (33)	$20,250,000	2.03%	405,000	*
Lehman Brothers Inc.	$3,000,000	*	60,000	*
The Northwestern Mutual Life Insurance Company - General Account (31)	$13,500,000	1.35%	270,000	*
The Northwestern Mutual Life Insurance Company - Group Annuity Separate Account (31)	$500,000	*	10,000	*
UBS (Lux) IF Convertible Bonds	$17,450,000	1.75%	349,000	*
__________________________
*	Less than 1%.
(1)	Calculated using $1,000,000,000 as the total aggregate principal amount of notes outstanding as of June 25, 2007.
(2)
Assumes conversion of all of the holder’s 2027A notes at a conversion price of $50.00 per share of common stock.  However, this conversion rate will be subject to adjustment as described under the section entitled “Description of the Notes – Conversion of Notes.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act of 1934, as amended, using 241,346,298 shares of common stock outstanding as of June 22, 2007.  In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes.  However, we did not assume the conversion of any other holder’s notes.

(31)
In the ordinary of business, broker-dealer affiliates of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), including Northwestern Mutual Investment Services, LLC, Todd Securities, LLC and certain member of Frank Russell Company (including Russell Institutional Service, Inc., Russell Implementation Services, Inc. and Russell Fund Distributors, Inc.), may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the Company of its affiliates, for such broker-dealer’ own accounts or for the accounts of others.  Other affiliates of Northwestern Mutual, including investment adviser affiliates, may in the ordinary course of business, effect transactions in the securities of the Company or its affiliates. Unless otherwise indicated, only security holdings of Northwestern Mutual for its General Account are specifically disclosed in this response to the Selling Securityholder Notice and Questionnaire. A separate Questionnaire is being submitted in connection with the Company’s securities held by Northwestern Mutual for its Group Annuity Separate Account.

Northwestern Investment Management Company, LLC (“NIMC”) and Mason Street Advisors, LLC (“MSA”), wholly owned companies of Northwestern Mutual, are investment advisers to Northwestern Mutual and certain Northwestern Mutual-affiliated entities and therefore may be deemed to be indirect beneficial owners with shares voting power/investment power of the Company’s Common Stock (CUSIP No. 535678106) held by Northwestern Mutual in its General Account (22,300 shares) and Northwestern Mutual Series Fund, Inc./Index 500 Stock Portfolio (40,650 shares)

(32)	The selling securityholder has advised us that J-Invest Ltd. is the registered holder of the shares.
(33)	The selling securityholder has advised us that JABCAP Multi Strategy Master Fund Limited is the registered holder of the shares.

3.125% Convertible Senior Notes Due May 1, 2027 -
Selling Securityholder Table

Name	Principal Amount at Maturity of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding (1)	Number of Shares of Common Stock that May be Sold (2)	Percentage of Common Stock Outstanding (3)
Concordia Partners LP	$2,500,000	*	49,535	*
Concordia MAC29 LTD	$1,000,000	*	19,814	*
Credit Industriel Et Commercial	$18,500,000	2.64%	366,555	*
Credit Suisse Securities (USA) LLC	$2,200,000	*	43,590	*
Goldman, Sachs & CO.	$465,000	*	9,225	*
JABRE Capital Partners SA (13)	$950,000	*	18,823	*
JABRE Capital Partners SA (14)	$4,050,000	*	80,246	*
Morgan Stanley & Co. Incorporated	$15,000,000	2.14%	297,207	*
___________________

*	Less than 1%.
(1)	Calculated using $700,000,000 as the total aggregate principal amount of notes outstanding as of June 25, 2007.
(2)
Assumes conversion of all of the holder’s 2027B notes at a conversion price of $50.47 per share of common stock.  However, this conversion rate will be subject to adjustment as described under the section entitled “Description of the Notes – Conversion of Notes.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act of 1934, as amended, using 241,346,298 shares of common stock outstanding as of June 22, 2007.  In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes.  However, we did not assume the conversion of any other holder’s notes.

(13)	The selling securityholder has advised us that J-Invest Ltd. is the registered holder of the shares.
(14)	The selling securityholder has advised us that JABCAP Multi Strategy Master Fund Limited is the registered holder of the shares.

Information about other selling securityholders will be set forth in additional prospectus supplements or post-effective amendments, if required.  Information about the selling securityholders may change from time to time, and we may not be made aware of all changes in the ownership of our notes.  Any changed information with respect to which we are given notice will be set forth in additional prospectus supplements.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.